MORARI, INC.

Climax Delay Patch for MOR Intimate Experience



morarimedical.com   Maple Grove, MN   [Consumer Goods] [B2C] [Health & Fitness] [Home Tech]

Highlights

1   💵 A unique product in a $37B global sexual health and wellness market

2   Revenue projected to reach $25M by 2026 (not guaranteed)

3   🥇First significant innovation in the male sexual health industry since the launch of Viagra in 1998

4   💂 Pioneering sexual health company using innovative patented technology

5   🔬We help men last longer and intensify their climax

6   🏆Winner of Proctor & Gamble Innovation Challenge and many other awards

7   ✨Global media buzz includes: Daily Mail, CNET, Men's Health, Forbes, and the Jimmy Kimmel Live show

Our Team



Jeff Bennett   CEO and Founder



Forward-thinking innovator with more than 25 years of medical device experience. Jeff has led global launches of several high-profile products.

70% of men would like to delay ejaculation. Jeff Bennett happens to be one of them. Our mission is to improve the lives of men who suffer from PE. Our team has developed a product to help delay ejaculation. With your support, we will be able to bring an innovative product to those who need it most and those who simply want to last longer.



Kate LaBrosse   Commercial Advisor

Over 14 years' experience in marketing, managing, selling and building natural products brands. Amazon bestselling author on natural healing remedies and advocate for holistic wellbeing.



Michael Hoey, PhD   Scientific Advisor

Serial entrepreneur having formed and exited multiple companies. Former Professor of Urology.



Mark Payne   Chief Financial Officer

Experienced CFO with over 30 years of financial experience. Led multiple IPOs and private placements.



Sew-Wah Tay, PhD   Regualtory/Clinical/Quality Advisor

Founder of Libra Medical. Experienced VP of regulatory, clinical and quality.

WHAT IS MOR?

1 - MOR is a Drug-Free Wearable Skin Patch to Help Last Longer

You're not alone!

Premature ejaculation (PE) is the most common male sexual dysfunction impacting 30% of men.

Another 40% of men don't meet the criteria of PE but would simply like to last longer.

70%

of men want to increase their
sexual performance.

We are tackling this problem head-on with the groundbreaking MOR patch.

This is pioneering innovation in the male sexual wellness market, which has had no innovation for more than 20 years.

MOR requires no drugs, no numbing or desensitizing creams, no painful procedures, and no prescriptions – just intense pleasure controlled with the ease and convenience of a smartphone app.

The Science Behind MOR.

The MOR solution features a wearable skin patch that includes a wireless transcutaneous electric nerve stimulator (TENS), a Bluetooth transmitter, and a small battery.



MOR
No Drugs
No Creams
No Pain
No Prescription

The patch is worn during intercourse on the skin in the perineum (between the scrotum and anus).

When the time is right, the patch is applied and activated via a simple smartphone app.

Once on, a quiet and gentle sensation is temporarily felt that is intended to confuse the nerves responsible for carrying the signals from the penis to the brain, and those from the brain to the muscles that cause contraction and ejaculation.



MOR
Imagine MOR
time together.
This stimulating sensation is intended to prolong



#2 – WE PLAN TO DO FOR PREMATURE EJACULATION WHAT VIAGRA DID FOR ERECTILE DYSFUNCTION

When Viagra hit the market in 1998, the little blue pill earned Pfizer $400 million within three months of its launch.
(Source: **https://www.cnbc.com/2019/05/10/how-viagra-revolutionized-the-erectile-dysfunction-market.html**)

It went on to generate billions of dollars of sales over the following two decades.

1st Significant Innovation

in the male sexual health industry since the launch of Viagra

Today, we have a unique opportunity in a giant global sexual health and wellness market.

We are planning to do the same for the premature ejaculation market as Viagra did for the erectile dysfunction industry.

#3 – POTENTIAL CUSTOMER BASE OF 1.2 BILLION MEN

Premature ejaculation is the most common sexual dysfunction among men.

1.2 Billion

men suffer from premature ejaculation (PE) at some point in their life.

For them, this sensitive problem can be a source of major disappointment and shame which is often kept private and seldom talked about, even with medical professionals, impacting self-esteem and relationships.

Partners are also impacted by PE as they are often left disappointed, frustrated, and unsatisfied when someone experiences PE.

It's no wonder that the current annual consumption for PE-related products, including sprays, creams, and drug therapies, is currently greater than $1 billion!

> ***We conducted a survey with men:***

- 99% said they are very interested or extremely interested in trying a patch product to prolong ejaculation.
- 89% said they were very interested or extremely interested in trying a patch product to intensify ejaculation.

#4 – WE HAVE ALREADY GONE VIRAL!

Even before the official product launch, MOR has created a considerable buzz around the world.

The global interest in our solution gives us continued confidence in our mission to provide an answer to an unmet need that exists for men worldwide. This also underscores the opportunity to develop and execute a comprehensive sales and marketing campaign.

Morari has been featured in:



Forbes
Wearable Tech Could Offer A Solution To Premature Ejaculation
The Taint Bandaid Is Real Now
InsideHook
Is This App the Solution to Premature Ejaculation?
Men'sHealth
These 7 Sextech Products Are Transforming How We Have Sex
THE BUSINESS
The Business Interview with Morari Founder..
cnet
CES 2020: The bandaid for your taint promises to fix premature ejaculation
engadget
The guy at CES who just wants to talk premature ejaculation
askmen
Morari Medical Introduces Wearable Solution for Premature Ejaculation at CES 2020

and many others...

This coverage has resulted in millions of hits on our website and **3,000+ potential customers** signing up to be kept informed on campaign launch progress and we have received amazing feedback.

"The intensity of the ejaculation curled my toes!"
"It definitely helped increase the time between penetration and uh, ejaculation. Which you know, was what it was really meant to do. I was happy with it and with the results."

"If you've ever had any experience with a TENS unit,
it's basically a mild, mild tens unit."
"My wife had to ask if I was ok while having sex as it felt so good."
"It has brought some fun back into the bedroom."

We were also featured on ABC's Jimmy Kimmel Live! In January 2022; a show with an average of 1.8 million viewers.



Jimmy Kimmel Monologue - January 13, 2022

#5 – CLEAR ROADMAP TO FUTURE EXIT



We are entering
$37 billion
men's sexual health industry

We will generate revenue by selling our product via a direct-to-consumer model. In the first phase of commercialization, the company will introduce the product through a dedicated online store and established online distributors.

The second phase will target distribution through existing large retailers.

Our revenue projections currently stand at:

Projected Revenue (in Millions, USD)
25



We expect to be net income positive by the end of the second year of product launch.

Our planned exit strategy is an acquisition. Based on the results of the product launch, we will initiate discussions with potential acquirers about an interest in Morari and the data we have acquired during the launch to support a successful exit.

#6 – DRIVEN BY A WORLD-CLASS TEAM

Your investment is in great hands. We are equipped with a team of experts, leveraging 75 years of collective experience in urology and sexual health.

Our team is led by CEO and founder Jeff Bennett, who has more than 25 years of medical device experience. He has also led the global launch of several high-profile products.



#7 – INNOVATION RECOGNIZED IN INDUSTRY

The MOR patch has not yet hit the market, but our innovation in this important area has already been recognized across the industry with the following awards and honors:





Graduate of the gBETA Medtech Accelerator program
Semi-finalist in 2023 Minnesota Cup

#8 – INVEST IN THE FUTURE OF PE TODAY

This is your opportunity to invest in a company with incredible potential to make a real impact in the growing industry.

$2.3 million
raised from friends and family, angels, and family office investors.

We are now opening our doors to the Wefunder community to take Morari to the next level and launch MOR to the masses. The proceeds of this community round will be used to complete product development, achieve FDA clearance, make key hires in commercial and operations departments, and prepare for launch.

We are taking the steps to become the biggest thing in the growing male sexual product industry since Viagra – and this is your chance to come along for the ride.



MOR
Get MOR out of your Sex Life by:
Delaying Climax
Intensifying Climax
Increasing Partner's Pleasure and Satisfaction

Invest in Morari today!